
January 19, 2022

Ophir Sternberg
President and Chief Executive Officer
Lionheart Acquisition Corp. II
4218 NE 2nd Avenue
Miami, FL 33137

> **Re: Lionheart Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 23, 2021**
> **File No. 333-260969**

Dear Mr. Sternberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed December 23, 2021

"We may redeem unexpired Public Warrants...", page 64

1. We note your response to comment 11 and we reissue it in part. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
5. Loss per Share, page 83

2. The pro forma net loss attributable to Stockholders amounts for the nine months ended September 30, 2021 and the year ended December 31, 2020 assuming maximum

redemptions do not agree to the amounts presented on pages 76 and 77. Please reconcile the differences.

Conflicts of Interest, page 127

3.   We note your response to comment 15. Please revise the Background of the Business Combination section to include a description of the process by which you hired an external law firm and litigation consulting firm to assess MSP's business and recovery assumptions. To the extent applicable, please describe any material discussions or negotiations that took place at any of these meetings or related meetings, between any parties present, which we note includes MSP management, LSAC's Board and management, and Nomura and KBW.

Security Ownership of Certain Beneficial Owners and Management of MSP, The Company and The Post-Combination Company, page 134

4.   We note your amended disclosure in response to comment 18. To the extent you are able, please quantify Messrs. John Ruiz's and Frank Quesada's attributed ownership based on their respective investments in VRM.

Key Performance Indicators, page 158

5.   Please revise to disclose the relationship between Total Paid Amounts and the amount that you may ultimately recover as revenue.

6.   With respect to the Recovery Multiple, please disclose how your ability to generate a higher recovery multiple from Paid Amount will impact your ability to collect at high recovery multiples in the future. Also, please clarify whether "N/A" is a reference to having received no recovery multiples from Paid Amounts or otherwise.

7.   Please disclose whether Penetration Status of Portfolio reflects cases that are solely in the settlement and payment funnel. If not, please revise to clarify.

Background of the Business Combination, page 177

8.   We note your amended disclosure in response to comment 33 and we reissue it in part. Please provide the basis for MSP's pre-money equity valuation at $26.8 billion and quantify and describe the MSP Members' post-closing transaction consideration adjustment. Also, please describe the material details surrounding the certain governmental claims rights held by MSP WB, LLC.

9.   We note your amended disclosure in response to comment 36. Please quantify the discount rate applied to the after-tax earnings terminal multiple and the additional value of the Government Claims.

10.   We note your response to comment 39. Please update the conflicts of interest disclosure to describe the loan that Messrs. Ruiz and Quesada may be required to make to MSP in order to close the Business Combination.

Recommendation of the LCAP Board, page 187

11.   We note your response to comment 41. Please revise the disclosure under the heading "Financial Condition" on page 187, or elsewhere as appropriate, to disclose that the Board reviewed the MSP historical financial statements once available and continued to recommend the Business Combination.

12.   We note your response to 42. Please revise this section to disclose that Nomura's deferred underwriting fees and M&A success fee were disclosed to the Board, but such fees were not considered to be a conflict of interest that would impact Nomura's serving as financial advisor to LCAP in evaluating and advising on the business combination.

Certain Relationships and Related Party Transactions, page 229

13.   We note your response and amended disclosure in response to comment 52. Please revise your conflicts of interest disclosure to highlight the multiple parallel business ventures involving Ophir Sternberg and John Ruiz.

General

14.   You have registered warrants to acquire shares of Class A Common Stock that are anticipated to be distributed on a pro-rata basis to the holders of the Class A Common Stock that remain outstanding on the closing date of the business combination described in the accompanying proxy statement/prospectus after you redeem the shares of Class A Common Stock that the holders thereof have elected to redeem in connection with the Business Combination and after taking into consideration any such holders who have waived their right to receive such distribution. Explain when the non-redeeming shareholders will be issued their pro rata portion of these warrants and whether there will be a record date for purposes of determining those shareholders eligible to participate in the distribution. Ensure that where you depict the post-closing ownership of the company, you depict or acknowledge that such amounts will change depending upon which shareholders redeem and at what level, such as on page 4.

Ophir Sternberg
Lionheart Acquisition Corp. II
January 19, 2022
Page 4

You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven D. Pidgeon